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SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

HealthTronics, Inc.

(Name of Issuer)

COMMON STOCK, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700
Boston, MA 02110

(617) 778-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11 , 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42222L107

1.	Names of Reporting Person Prides Capital Partners, L.L.C. S.S. or I.R.S. Identification No. of Above Person 20-0654530

2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [x]

3.	SEC Use Only

4.	Source of Funds * See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,655,443** 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,655,443**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,443**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 8.01%**

14.	Type of Reporting Person OO (Limited Liability Company)

**	See Item 5

CUSIP No. 42222L107

1.	Names of Reporting Person Kevin A. Richardson, II

2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [x]

3.	SEC Use Only

4.	Source of Funds * See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,655,443** 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,655,443**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,443**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 8.01%**

14.	Type of Reporting Person IN

**	See Item 5

CUSIP No. 42222L107

1.	Names of Reporting Person Henry J. Lawlor, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [x]

3.	SEC Use Only

4.	Source of Funds * See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,655,443** 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,655,443**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,443**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 8.01%**

14.	Type of Reporting Person IN

**	See Item 5

CUSIP No. 42222L107

1.	Names of Reporting Person Murray A. Indick

2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [x]

3.	SEC Use Only

4.	Source of Funds * See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,655,443** 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,655,443**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,443**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 8.01%**

14.	Type of Reporting Person IN

**	See Item 5

CUSIP No. 42222L107

1.	Names of Reporting Person Charles E. McCarthy

2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [x]

3.	SEC Use Only

4.	Source of Funds * See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,655,443** 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,655,443**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,443**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 8.01%**

14.	Type of Reporting Person IN

**	See Item 5

CUSIP No. 42222L107

1.	Names of Reporting Person Christian Puscasiu

2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [x]

3.	SEC Use Only

4.	Source of Funds * See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,655,443** 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,655,443**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,443**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 8.01%**

14.	Type of Reporting Person IN

**	See Item 5

CUSIP No. 42222L107

Item 1.	Security and Issuer

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 6, 2004 by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu. This amendment to the Schedule 13D relates to the shares of Common Stock, no par value (the "Common Stock") of HealthTronics, Inc., a Georgia corporation (the "Issuer"). This Amendment has been filed as a result of the recent merger between the Issuer (previously know as Healthtronics Surgical Services, Inc.) and Prime Medical Services, Inc., as reported by the Issuer on November 12, 2004 on Form 8-K. The principal executive office and mailing address of the Issuer is 1301 Capital of Texas Highway, Suite B-200; Austin, TX 78746. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) According to the Issuer's 8-K filed on November 12, 2004, there were 33,142,185 shares of Common Stock issued and outstanding as of November 9, 2004. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 2,655,443 shares of Common Stock, representing 8.01% of the shares outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Amendment as Reporting Persons, the filing of this Amendment shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) Since the date of the last acquisition reported in the Schedule 13D, the Reporting Persons purchased the following shares of Common Stock of the Issuer in the open market:

Trade Date	Shares	Pric	e/Share

08-10-2004	10,000	7.23
08-11-2004	10,000	7.15
08-13-2004	300	7.00
08-26-2004	3,800	7.18
08-27-2004	2,600	7.20
08-30-2004	5,000	7.10
08-31-2004	800	7.21
09-28-2004	7,700	7.07

Item 7.	Material to Be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2004

PRIDES CAPITAL PARTNERS, L.L.C.
By: Murray A. Indick
Managing Member

/s/ Murray A. Indick	/s/ Kevin A. Richardson, II
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

/s/ Henry J. Lawlor, Jr.	/s/ Charles E. McCarthy
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

/s/ Christian Puscasiu
Murray A. Indick
Attorney-in-Fact

Exhibit A
 JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: November 18, 2004

PRIDES CAPITAL PARTNERS, L.L.C.
By: Murray A. Indick
Managing Member

/s/ Murray A. Indick	/s/ Kevin A. Richardson, II
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

/s/ Henry J. Lawlor, Jr.	/s/ Charles E. McCarthy
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

/s/ Christian Puscasiu
Murray A. Indick
Attorney-in-Fact